NEWS RELEASE

Augusta Closes $43 Million Loan Facility and Copper Off-take
Agreement with Red Kite

Vancouver, BC, April 23, 2010 - Augusta Resource Corporation (TSX/NYSE Amex: AZC) (“Augusta” or “the Company”) is pleased to announce the closing of the senior secured loan agreement and copper concentrate off-take agreement with Red Kite Explorer Trust (“Red Kite”).

Under the loan agreement Red Kite will provide a US$43 million loan, with interest payable at LIBOR plus 4.5%, maturing on the earlier of: (i) April 22, 2012 or (ii) the date of closing of the senior debt financing facility for the Rosemont copper project. The loan can be repaid without penalty at any time prior to maturity, and Augusta has a one-time option to extend the maturity date by one year for a fee of 2%, to be declared no later than October 22, 2011.

As part of the loan agreement Augusta has paid an origination fee of 2% and issued 1,791,700 warrants to Red Kite. Each warrant is exercisable for one common share of Augusta at C$3.90 per common share for a period of three years from today.

Proceeds from the loan will be used for the redemption of the existing debt on the balance sheet of Augusta’s 100%-owned subsidiary Rosemont Copper Company.

Under the terms of the off-take agreement, Augusta will supply Red Kite with 16.125% of Rosemont’s copper concentrate production per year, starting in 2012 when Rosemont reaches commercial production and ending when 483,750 dry metric tonnes have been delivered to Red Kite. The off-take agreement includes market pricing and competitive payables for metals including benchmarked treatment and refining charges.

Augusta President and CEO Gil Clausen said: “Closing of this agreement takes us one step closer to delivering on our objective of financing the Rosemont copper project with minimal dilution to shareholders. The terms of this agreement reflect the outstanding quality of Rosemont concentrates that are in great demand from smelters around the world.”

Augusta’s project financing strategy anticipates a substantial portion of the estimated US$900 million capital cost being raised from multiple sources which may include equipment-related financing, concentrate off-take financing, export credit agencies, and senior project debt. The Company anticipates the remaining project capital cost will be funded largely through advances pursuant to its previously announced precious metals by-products streaming agreement with Silver Wheaton Corp.

Augusta is being advised on the Rosemont project financing by Endeavour Financial International Corporation.

About Augusta

Augusta is a base metals company focused on advancing the Rosemont copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that may account for about 10% of US copper output once in production in 2012 (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, will propel Augusta to become a solid mid-tier copper producer. The Company is traded on the Toronto Stock Exchange and the NYSE Amex under the symbol AZC, and on the Frankfurt Stock Exchange under the symbol A5R.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135

E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com

About Red Kite

Red Kite provides mining companies with project financing and metal off-take agreements for initiation or expansion of mine production. Red Kite operates across the global metals industry from offices in Bermuda, Hong Kong, London, New York, Shanghai and Sydney.

For additional information please visit www.augustaresource.com or contact:

Meghan Brown, Investor Relations Manager
tel 604 638 2002
email mbrown@augustaresource.com

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION

Certain of the statements made and information contained herein may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning: the Company’s plans at the Rosemont Project; estimated production; and capital and operating and cash flow estimates. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; speculative nature of exploration activities; periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents;failure of processing and mining equipment; labour disputes; supply problems; commodity price fluctuations; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; legal and regulatory proceedings and community actions; title and tenure matters; regulatory restrictions; permitting and licensing; volatility of the market price of common shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s

AIF dated March 25, 2010. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135

E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com